

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 9, 2018

Sherif Foda
Chief Executive Officer
National Energy Services Reunited Corp.
777 Post Oak Blvd., Suite 730
Houston, Texas, 77056

> **Re: National Energy Services Reunited Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 14, 2018**
> **File No. 001-38091**

Dear Mr. Foda:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Natural Resources